THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

02034451

620 Avenue of the Americas, New York, NY 10011

DEPOSITARY RECEIPTS

May 15, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re: Sammy Corporation– File No. 82-5227

Dear Sirs:

At the request of Sammy Corporation, we are enclosing a copy of their:

- **Notice of Stock Option Plans (New Share Subscription Rights)**
- **Notice of Acquisition of the Company's Own Shares**

We are forwarding these documents at the request and on behalf of Sammy Corporation, but we have not reviewed any disclosure made therein, and cannot confirm the accuracy or completeness of any such disclosure and hereby disclaim any responsibility or liability with respect thereto.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Very Truly Yours,

Shunsuke Sumikawa
Account Administrator
Tel: 646-885-3296
Fax: 646-885-3043
Email: ssumikawa@bankofny.com

5/31

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

620 Avenue of the Americas, New York, NY 10011

DEPOSITARY RECEIPTS

May 15, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re: Sammy Corporation– File No. 82-5227

Dear Sirs:

At the request of Sammy Corporation, we are enclosing a copy of their:

- **Notice of Stock Option Plans (New Share Subscription Rights)**
- **Notice of Acquisition of the Company's Own Shares**

We are forwarding these documents at the request and on behalf of Sammy Corporation, but we have not reviewed any disclosure made therein, and cannot confirm the accuracy or completeness of any such disclosure and hereby disclaim any responsibility or liability with respect thereto.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Very Truly Yours,

S. Sumikawa

Shunsuke Sumikawa
Account Administrator
Tel: 646-885-3296
Fax: 646-885-3043
Email: ssumikawa@bankofny.com

(Translation)

May 15, 2002

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi President and Chief Executive Officer

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Yasuhiro Katayama Executive Officer and Division Manager, Administration Division (TEL: 03-5950-3790)

Notice of Stock Option Plans (New Share Subscription Rights)

Notice is hereby given that Sammy Corporation (the "Company"), at the meeting of its Board of Directors held on May 15, 2002, resolved that the Company would submit a proposition for the approval of the issuance of new share subscription rights as stock option plans pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan (as amended by the "Law to Amend Part of the Commercial Code, Etc." (2001 Law No. 128), effective April 1, 2002) at the 27th Ordinary General Meeting of Shareholders of the Company to be held on June 21, 2002, as described below:

Description

1. Reason for the issuance of new share subscription rights on specifically favorable conditions:

To raise the morale of the employees of the Company and the directors, corporate auditors and employees of its subsidiaries to participate in management of the Group and afford them incentives to contribute to achieving much improved results, the Company intends to issue new share subscription rights as stock option plans, as outlined below.

2. Outline of the issuance of new share subscription rights:

(1) Qualified grantees of new share subscription rights:

Employees of the Company and directors, corporate auditors and employees of its subsidiaries (the "qualified grantees").

(2) Class and number of shares to be issued or transferred upon exercise of new share subscription rights:

Not exceeding 340,000 shares of common stock of the Company.

Provided, however, that in the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the new share subscription rights shall be adjusted according to the following formula. Such adjustment shall be made only to the number of shares in respect of which the said new share subscription rights have not been exercised by the qualified grantees, in case of the division of shares, on the day next following the record date therefor or in case of the consolidation of shares, at the time the same becomes effective, with any fraction of one share occurring upon such adjustment discarded.

Number of shares as adjusted	=	Number of shares before adjustment	x	Division/consolidation ratio

On or after the issue date of the new share subscription rights, in the event that the Company is merged or consolidated with another company and the new share subscription rights are succeeded to, in the event that the Company makes a share exchange with another company and becomes a 100% parent company, in the event that the Company incorporates a company or transfer business by a spin-off, in the event that the Company decreases capital or in any other similar event where an adjustment to the number of the said shares is required, the Company may make such adjustment as it deems necessary.

(3) Total number of new share subscription rights to be issued:

Not exceeding 3,400 rights.
(Number of shares to be issued or transferred for each new share subscription right: 100 shares; provided, however, that in case of the division or consolidation of shares, an adjustment shall be made similarly as set forth in item (2) above.)

(4) Issue price of a new share subscription right:

Free of charge.

(5) Amount to be paid in upon exercise of a new share subscription right:

An amount per share to be paid in for each new share subscription right (the "paid-in amount") shall be an amount obtained by multiplying by 1.05 the average of the daily closing prices (regular way) of shares of common stock of the Company on the Tokyo Stock Exchange for the days (exclusive of any day on which transactions are not validly made) of the month immediately preceding the month under which the issue date of the new share subscription rights falls, with any fraction of one yen rounded upward to the nearest one yen. Provided, however, that if the amount so obtained falls below the closing price on the day immediately preceding the issue date of the new share subscription rights (or if the closing price is not available on that day, the closing price on any day immediately preceding that day), the paid-in amount shall be the closing price on the day immediately preceding the issue date of the new share subscription rights.

In the event that the Company divides or consolidates its shares after the issue date of

the new share subscription rights, the said paid-in amount shall be adjusted according to the division/consolidation ratio, in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

On or after the issue date of the new share subscription rights, in the event that the Company is merged or consolidated with another company and the new share subscription rights are succeeded to, in the event that the Company makes a share exchange with another company and becomes a 100% parent company, in the event that the Company incorporates a company or transfer business by a spin-off, in the event that the Company decreases capital or in any other similar event where an adjustment to the said paid-in amount is required, the Company may make such adjustment as it deems necessary.

(6) New share subscription right exercise period:

The qualified grantees shall be entitled to exercise their new share subscription rights for the period from July 31, 2004 to July 30, 2006; provided, however, that if the last day of the said period falls on a holiday of the Company, the last day shall be the immediately preceding business day.

(7) Terms and conditions of the exercise of new share subscription rights:

(i) Any qualified grantee shall remain in office as director, corporate auditor, executive officer or employee of the Company or its subsidiaries when he/she exercises the new share subscription rights, unless he/she leaves office pursuant to laws or ordinances or the articles of incorporation or corporate rules of the Company or its subsidiaries or as stipulated in items (ii) through (iv) below.

(ii) If any employee who is a qualified grantee leaves office due to either of the events in (a) and (b) below, the qualified grantee may, notwithstanding item (i) above, exercise only the new share subscription rights that remain unexercised then:

(a) The qualified grantee leaves office due to his/her mandatory retirement age, layoff due to business contraction, the expiration of the term of office or any other reason under the corporate rules, or due to a transfer to the Company or its subsidiaries for any reason on the part of the Company; and

(b) Immediately upon leaving office, the qualified grantee assumes office as director, corporate auditor or executive officer of the Company or its subsidiaries.

(iii) If any director or corporate auditor who is a qualified grantee leaves office due to either of the events in (a) and (b) below, the qualified grantee may, notwithstanding item (i) above, exercise only the new share subscription rights that remain unexercised then:

(a) The qualified grantee leaves office due to the expiration of the term of office or any other reason arising from any amendment to laws or ordinances; and

(b) Immediately upon leaving office, the qualified grantee assumes office as director, corporate auditor, executive officer, counselor, adviser or employee of the Company or its subsidiaries.

(iv) If any director, corporate auditor or employee who is a qualified grantee dies, any statutory heir to him/her may succeed to and exercise only the new share subscription rights that remain unexercised then.

(v) Any other term and condition of the exercise of new share subscription rights shall be determined by resolution at a meeting of the Board of Directors of the Company to be held after the 27th Ordinary General Meeting of Shareholders of the Company scheduled on Friday, June 21, 2002 and stipulated in a "contract of granting new share subscription rights" to be entered into between the Company and the qualified grantees.

(8) Events and conditions to cancel new share subscription rights:

(i) In the event that a merger agreement under which the Company shall be merged is approved or in the event that a proposition for the approval of a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the new share subscription rights without consideration.

(ii) In the event that any qualified grantee leaves office for any reason other than those set forth in (7) (ii) through (iv) above, the Company may immediately cancel all new share subscription rights granted to him/her without consideration. Provided, however, that with regard to all new share subscription rights to be cancelled, a global cancellation procedure may be carried out upon the expiry of the new share subscription right exercise period.

(iii) Additionally, the Company shall have the right to cancel the new share subscription rights issued as stock option plans, at any time without consideration.

(9) Restriction on a transfer of new share subscription rights:

Any transfer of new share subscription rights shall be subject to the approval of the Board of Directors.

Note) The details described above shall be subject to the approval and adoption of the "Proposition on the Issuance of New Share Subscription Rights as Stock Option Plans" at the 27th Ordinary General Meeting of Shareholders of the Company to be held on Friday, June 21, 2002.

- END -

(Translation)

May 15, 2002

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi President and Chief Executive Officer

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Yasuhiro Katayama Executive Officer and Division Manager, Administration Division (TEL: 03-5950-3790)

Notice of Acquisition of the Company's Own Shares

(Acquisition of the Company's own shares pursuant to Article 210 of the Commercial Code of Japan)

Notice is hereby given that Sammy Corporation (the "Company"), at the meeting of its Board of Directors held on May 15, 2002, resolved that the Company would submit a proposition for the approval of the acquisition of its own shares pursuant to Article 210 of the Commercial Code of Japan at the 27th Ordinary General Meeting of Shareholders of the Company to be held on June 21, 2002, as described below:

Description

1. Reason for the acquisition of its own shares:

The Company desires to acquire its own shares pursuant to Article 210 of the Commercial Code of Japan to enable itself to expediently implement its capital policies in response to changing management environments.

2. Details of the acquisition (for the period up to the close of the Ordinary General Meeting of Shareholders to be convened with respect to the closing of accounts first to occur after the said resolution):

(1) Class of shares to be acquired:	Shares of common stock of the Company.
(2) Total number of shares to be acquired:	Not exceeding 3,500,000 shares. (Ratio thereof to the total number of issued shares: 6.55%)

(3) Aggregate acquisition prices of shares: Not exceeding ¥20 billion.

(Notes) The details described above shall be subject to the approval and adoption of the "Proposition on the Acquisition of the Company's Own Shares" at the 27th Ordinary General Meeting of Shareholders of the Company to be held on Friday, June 21, 2002.

- END -